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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PERU COPPER INC.
(Name of Subject Company (Issuer))

ALUMINUM CORPORATION OF CHINA
CHINALCO CANADA B.C. HOLDINGS LTD.
(Names of Filing Persons (Offerors))
Common Shares, No Par Value
(Title of Class of Securities)

715455101
(CUSIP Number of Class of Securities)

Kevin Tai
Executive Vice President, Overseas Department
Aluminum Corporation of China
No. 62 North Xizhimen Street
Beijing, China 1000082
86-10-82298587
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

With a copy to:

Daniel M. Miller
Dorsey & Whitney LLP
Suite 1605 - 777 Dunsmuir Street
Vancouver, B.C. V7Y 1K4
Canada
(604) 630-5199

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$781,579,427	$23,995
*
Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 126,879,777 outstanding common shares, no par value, of Peru Copper Inc. for the expected consideration in the tender offer of Cdn.$6.60 (U.S.$6.16) per share. Such number of outstanding shares represents the total of 119,411,077 common shares outstanding as of June 21, 2007 and not held by the offeror, and 7,468,700 common shares subject to options as of June 21, 2007. On June 21, 2007, the inverse of the noon buying rate as reported by the Federal Reserve Bank of New York for customs purposes was Cdn.$1.00=U.S.$0.9322.

**
The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2007 issued by the Securities and Exchange Commission on September 29, 2006. Such fee equals 0.00307% of the transaction value.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒
third party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to a tender offer by Chinalco Canada B.C. Holdings Ltd., a company incorporated under the laws of the Province of British Columbia (the "Offeror") and a wholly-owned subsidiary of Aluminum Corporation of China, a Chinese corporation ("Chinalco"), to purchase all the outstanding common shares, no par value (the "Common Shares"), of Peru Copper Inc., a Canadian corporation (the "Company"), including all Common Shares that may become outstanding after the date of the Offer upon the exercise of outstanding stock options granted pursuant to the Company's stock option plans, at a purchase price of Cdn.$6.60 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash and Circular dated June 25, 2007 (the "Offer to Purchase" and the "Circular," respectively, and together, the "Offer to Purchase and Circular") and in the related Letter of Transmittal (the"Letter of Transmittal" which, together with the Offer to Purchase and Circular, as each may be amended and/or supplemented from time to time, constitute the "Offer"). This Schedule TO is being filed on behalf of the Offeror and Chinalco.

        The information set forth in the Offer to Purchase and Circular and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2), is incorporated herein by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Purchase and Circular is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)    Peru Copper Inc., Suite 1050, 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6, (604) 689-0234.

        (b)    As of June 21, 2007, (i) 132,611,077 common shares, no par value, of the Company were issued and outstanding and (ii) there were outstanding options issued under the Company's stock option plans providing for the issuance of an aggregate of 7,468,700 common shares upon the exercise thereof.

        (c)    The information set forth in the Circular under Section 9 ("Peru Copper") under the captions "Share Capital" and "Price Ranges and Trading Volumes of Common Shares" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a), (b) and (c)

        Aluminum Corporation of China, No. 62 North Xizhimen Street, Beijing, China 100082; telephone: 86-10-82298587.

        Chinalco Canada B.C. Holdings Ltd., No. 62 North Xizhimen Street, Beijing, China 100082; telephone: 86-10-82298587.

        The information set forth in Section 8 of the Circular ("The Offeror and Chinalco") and Schedule 1 to the Offer to Purchase and Circular ("Information Concerning the Directors, Executive Officers and Controlling Persons of the Offeror and Chinalco") is incorporated herein by reference.

Item 4. Terms of the Transaction.

        The following sections of the Offer to Purchase and Circular contain a description of the material terms of the transaction and are incorporated herein by reference:

  •
  "Summary Term Sheet";

  •
  "Summary";

  •
  Section 1 of the Offer to Purchase ("The Offer");

  •
  Section 2 of the Offer to Purchase ("Time for Acceptance");

  •
  Section 3 of the Offer to Purchase ("Manner of Acceptance");

  •
  Section 4 of the Offer to Purchase ("Conditions of the Offer");

  •
  Section 5 of the Offer to Purchase ("Extension and Variation of the Offer");

  •
  Section 6 of the Offer to Purchase ("Take Up and Payment for Deposited Common Shares");

  •
  Section 7 of the Offer to Purchase ("Withdrawal of Deposited Common Shares");

  •
  Section 8 of the Offer to Purchase ("Return of Common Shares");

  •
  Section 9 of the Offer to Purchase ("Changes in Capitalization, Distributions and Liens");

  •
  Section 10 of the Offer to Purchase ("Mail Service Interruption");

  •
  Section 11 of the Offer to Purchase ("Notice");

  •
  Section 12 of the Offer to Purchase ("Market Purchases");

  •
  Section 13 of the Offer to Purchase ("Other Terms of the Offer");

  •
  Section 6 of the Circular ("Purpose of the Offer and the Offeror's Plans for Peru Copper");

  •
  Section 9 of the Circular ("Peru Copper");

  •
  Section 15 of the Circular ("Effect of the Offer on Markets for the Common Shares and Stock Exchange Listings");

  •
  Section 18 of the Circular ("United States Federal Income Tax Consequences"); and

  •
  Section 19 of the Circular ("Canadian Federal Income Tax Consequences").

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (a)    Other than the transactions described in Item 5(b) below, during the past two years neither Chinalco, the Offeror nor, to the best knowledge of Chinalco and the Offeror, any of the persons listed in Schedule 1 to the Offer to Purchase and Circular ("Information Concerning the Directors, Executive Officers and Controlling Persons of the Offeror and Chinalco") has entered into any transaction with the Company or any of the Company's affiliates that are not natural persons, or has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of the Company that is a natural person with an aggregate value that exceeds $60,000.

        (b)    The information set forth in Section 1 of the Circular ("Background to the Offer"), Section 3 of the Circular ("Support Agreement"), Section 4 of the Circular ("Lock-Up Agreements"), and Section 14 of the Circular ("Arrangements, Agreements or Understandings") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        The information set forth in Section 3 of the Circular ("Support Agreement"), Section 4 of the Circular ("Lock-Up Agreements"), Section 6 of the Circular ("Purpose of the Offer and the Offeror's Plans for Peru Copper"), Section 10 of the Circular ("Acquisition of Common Shares Not Deposited"), and Section 15 of the Circular ("Effect of the Offer on Markets for the Common Shares and Stock Exchange Listings") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

        (a), (b) and (d)

        The information set forth in Section 7 of the Circular ("Source of Funds") is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

        The information set forth in Section 11 of the Circular ("Holdings of Securities of Peru Copper") and Section 12 of the Circular ("Trading in Securities of Peru Copper") is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

        The information set forth in Section 23 of the Circular ("Depositary, U.S. Forwarding Agent, Dealer Managers and Information Agent") is incorporated herein by reference.

Item 10. Financial Statements.

        Not applicable.

Item 11. Additional Information.

        The information set forth in Section 15 of the Circular ("Effect of the Offer on Markets for the Common Shares and Stock Exchange Listings"), Section 17 of the Circular ("Regulatory Matters") and Section 23 of the Circular ("Depositary, U.S. Forwarding Agent, Dealer Managers and Information Agent") is incorporated herein by reference.

Item 12. Exhibits.

        See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

        Not Applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALUMINUM CORPORATION OF CHINA
Date: June 25, 2007	By:	/s/ YA QING XIAO Name: Ya Qing Xiao Title: President

CHINALCO CANADA B.C. HOLDINGS LTD.
Date: June 25, 2007	By:	/s/ YU TAI Name: Yu Tai Title: Director

EXHIBIT INDEX

(a)(1)	Offer to Purchase for Cash and Circular dated June 25, 2007.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(6)	Form of Guidelines for Certification of Foreign Status of Beneficial Owner for United States Tax Withholding on Form W-8BEN.
(a)(7)	Summary Advertisement appearing in the Wall Street Journal on June 25, 2007.
(b)(1)	Commitment Letter, dated June 21, 2007.
(d)(1)	Support Agreement, dated as of June 10, 2007, among Aluminum Corporation of China and Peru Copper Inc.
(d)(2)	Amendment to the Support Agreement, dated June 21, 2007, among Aluminum Corporation of China, Peru Copper Inc. and Chinalco Canada B.C. Holdings Ltd.
(d)(3)	Form of Lock-Up Agreement.
(d)(4)	Schedule of Signatories to Lock-Up Agreement.
(d)(5)	Lock-Up Agreement, dated as of June 10, 2007, between Aluminum Corporation of China and Paul Stein.
(d)(6)	Lock-Up Agreement, dated as of June 10, 2007, between Aluminum Corporation of China and Ranchu Copper Investments Limited.
(d)(7)	Lock-Up Agreement, dated as of June 10, 2007, between Aluminum Corporation of China and Geologic Resource Partners, LLC.
(g)	None.
(h)	None.

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SIGNATURE
EXHIBIT INDEX